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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ODIMO INCORPORATED
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
67606R107
(CUSIP Number)
Charles J. Rennert
Berman Rennert Vogel & Mandler,P.A.
100 S.E. 2nd Street, Suite 2900, Miami, Florida 33131
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67606R107	Page	2	of	6

1	NAMES OF REPORTING PERSONS: ELAO, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Florida

	7	SOLE VOTING POWER:

NUMBER OF		3,096,058

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,096,058

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,096,058

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	43.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	67606R107	Page	3	of	6

1	NAMES OF REPORTING PERSONS: Lily Maya Lipton Family Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,096,058

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,096,058

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,096,058

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	43.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	67606R107	Page	4	of	6

1	NAMES OF REPORTING PERSONS: Alan Lipton

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,096,058

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,096,058

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,096,058

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	43.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is amended by adding at the end of the text the following sentence: On July 31, 2007, ELAO acquired 187,816 shares of common stock from Data Investments LLC for an aggregate of $1,878.16 pursuant to a Securities Purchase Agreement dated July 31, 2007.
Item 5. Interest in Securities of the Issuer
     Item 5 is deleted in its entirety and replaced with the following:
(a)	The Reporting Parties are the beneficial owner of 3,096,058 shares of the Common Stock of the Company, representing approximately 43.99% of the issued and outstanding shares of Common Stock of the Company.

(b)	ELAO has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 3,096,058 shares of the Common Stock of the Company. The Lily Trust and Alan Lipton may be deemed to have shared power to vote or to direct the vote, and the shared power to dispose or direct the disposition, of 3,096,058 shares of the Common Stock of the Company.

(c)	On March 29, 2007, ELAO acquired 1,007,764, 633,308, and 1,267,170 shares of common stock of Odimo Incorporated from LeNorth Holdings SA, SDG Marketing Inc. and various entities affiliated with Softbank Capital Partners, LLC for an aggregate of $29,082.42 pursuant to terms of three Securities Purchase Agreements dated March 29, 2007. On July 31, 2007, ELAO acquired 187,816 shares of common stock from Data Investments LLC for an aggregate of $1878.16 pursuant to a Securities Purchase Agreement dated July 31, 2007.

(d)	Amerisa Kornblum, the Chief Executive Officer and Chief Financial Officer of Odimo Incorporated and Relao, LLC, a Florida limited liability company , the members of which are members of Berman Rennert Vogel & Mandler, P.A.., a law firm which has and continues to provide legal services to Odimo Incorporated, each have a contingent 33.3% economic interest in ELAO, LLC but have no rights to vote, direct the vote, dispose or direct the disposition of the shares held by ELAO. Each of LeNorth Holdings SA, SDG Marketing Inc., Softbank Capital Partners, LLC and Data Investments LLC have a contingent economic interest in the shares they respectively sold to ELAO, which contingent economic interest expires 12 months from the date of the sale of the shares to ELAO. Neither LeNorth Holdings SA, SDG Marketing Inc., Softbank Capital Partners, LLC nor Data Investments LLC have any rights to vote or dispose or direct the vote or direct the disposition of the shares held by ELAO.

(e)	Not applicable
Item 7. Materials to be Filed as Exhibits.
     Item 7 is amended by adding Exhibit A-4 as follows:
A-4 Securities Purchase Agreement dated July 31, 2007 by and between Data Investments LLC and ELAO, LLC

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2007	ELAO, LLC
	By:	/s/ Alan Lipton
Alan Lipton
Its: President

LILY MAYA LIPTON FAMILY TRUST
By:	/s/ Alan Lipton
Alan Lipton
Its: Trustee

/s/ Alan Lipton
Alan Lipton

Exhibit A-4
STOCK PURCHASE AGREEMENT
     This Stock Purchase Agreement (“Agreement”) is made and entered into as of the 31st day of July, 2007 by and between Data Investments LLC (“Seller”) and ELAO, LLC (“Buyer’).
RECITALS
     A. Seller is the owner of 187,816 shares of common stock of Odimo Incorporated, a Delaware corporation (the “Stock”).
     B. Seller desires to sell the Stock to Buyer, and Buyer desires to purchase the Stock pursuant to the terms and provisions hereof.
     NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
SALE OF STOCK
     Seller hereby sells, assigns and transfers the Stock to Buyer. Buyer hereby agrees to purchase the Stock and agrees to pay to Seller $1,878.16 (the “Purchase Price”) for the Stock payable in immediately available funds by wire transfer to an account designated by Seller.
ARTICLE II
DELIVERY OF STOCK CERTIFICATES
     Upon receipt of the Purchase Price, Seller shall deliver to Buyer, free and clear of all encumbrances and restrictions on transfer except as set forth in Article IX hereof, all certificates evidencing the Stock, duly endorsed for transfer to Buyer and accompanied by all other documents necessary for an effective transfer.
ARTICLE III
CLOSING
     The Closing of the transactions contemplated hereby shall occur on the date of the execution of this Agreement.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES
     Seller represents and warrants to Buyer that Seller is the owner of the Stock, free and clear of any liens, encumbrances and charges, and has full power to sell and transfer the Stock to Buyer.

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ARTICLE VII
DELIVERIES BY SELLER AT CLOSING
     At the Closing, Seller shall deliver the following documents and instruments:
     (a) All stock certificates representing the Stock. Said certificates shall be endorsed for transfer to Buyer, thereby transferring the subject shares free and clear of any and all liens and encumbrances (except as provided herein at Article IX of this Agreement); and
     (b) Such other documents as may be reasonably necessary in the opinion of Buyer to effectuate the transactions contemplated by this Agreement.
ARTICLE VIII
DELIVERIES BY BUYER AT CLOSING
     At the Closing, Buyer shall deliver to Seller the following:
     (a) The sum of One Thousand Eight Hundred Seventy-Eight Dollars and Sixteen Cents ($1,878.16) by wire transfer of immediately available funds to an account as designated by Seller; and
     (b) Such other documents as may be reasonably necessary in the opinion of Seller to effectuate the transactions contemplated by this Agreement.
ARTICLE IX
ECONOMIC INTEREST TO BE RETAINED BY SELLER
     Notwithstanding anything contained herein to the contrary, in the event Buyer, or any affiliate of Buyer or Alan Lipton (to whom Buyer has previously transferred the Stock), sells or otherwise disposes of the Stock or any portion of it in one transaction or a series of transactions which close prior to July 31, 2008 (the “Prior to July 2008 Transactions”), then Buyer (or such affiliate, or Alan Lipton, as the case may be) shall pay to Seller an amount equal to: 30% of any net proceeds received by Buyer, such affiliate, or Alan Lipton, as the case may be, from the Prior to July 2008 Transactions which are in excess of the aggregate amounts (apportioned to the Stock based on the percentage that the Stock represents of the total issued and outstanding shares of Odimo Incorporated) Alan Lipton (or his affiliates) had theretofore loaned to the Company or expended to discharge Company liabilities which have not been repaid or otherwise satisfied (such aggregate amounts before apportionment to the Stock not to exceed $1 million). Seller shall have no authority whatsoever regarding the voting or disposition of the Stock and Seller shall have no claim to the net proceeds from the dispositions of the Stock which close subsequent to July 31, 2008.

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ARTICLE X
BROKERAGE
     Buyer and Seller represent that there are no brokerage or other commissions due relative to the sale and transfer of the Stock by Seller to Buyer.
ARTICLE XI
ENTIRE AGREEMENT
     This Agreement sets forth and contains the entire agreement between the Buyer and Seller with respect to the Stock and will not be modified or terminated except by agreement in writing executed by both parties.
ARTICLE XII
GOVERNING LAW
     This Agreement shall be construed in accordance with and governed by the internal laws of the State of Delaware, without regard to its conflict of laws principles.
[signatures on following page]

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     IN WITNESS WHEREOF, the parties hereby have executed this Stock Purchase Agreement by affixing their hands and seals hereto on the date first above written.

SELLER: DATA INVESTMENTS LLC
By:	/s/ Phillipe Laub
	Name:	Phillipe Laub
	Title:	Authorized Representative

BUYER: ELAO, LLC
By:	/s/ Alan Lipton
	Name:	Alan Lipton
	Title:	President

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